

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2014

Via E-mail
Richard Tyrrell
Chief Executive Officer and Chief Financial Officer
Höegh LNG Partners LP
2 Reid Street
Hamilton, HM 11
Bermuda

> **Re:** **Höegh LNG Partners LP**
> **Registration Statement on Form F-1**
> **Filed July 3, 2014**
> **File No. 333-197228**

Dear Mr. Tyrrell:

We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 24

The notice of readiness for the PGN FSRU Lampung, page 26

1. We note your disclosure regarding the operating status of the PGN FSRU Lampung and that the vessel is not currently operating under the time charter with PGN.  Please revise the Summary to disclose the current operating status of this vessel.  Additionally, please revise the Summary to remove any implication that the vessel is currently operating under the time charter with PGN.  In this regard, we note your disclosure on page 4 that "[a]ll three of our vessels operate under fixed rate charters."

Exhibit 8.3

2.  We note a reference to Appendix 1.  Please have counsel attach the referenced appendix.

Exhibit 8.4

3.  Refer to the second paragraph on page 2.  We note counsel's statement that "[w]e hereby confirm that all statements of legal conclusions contained in the discussion in the Prospectus under the captions… insofar as they purport to constitute summaries of UK law or legal conclusions, accurately describe in all material respects the relevant UK tax law and practice of HM Revenue & Customs current at the date of this opinion."  Please have counsel revise Exhibit 8.4 to state clearly that the disclosures in the referenced sections of the prospectus are counsel's opinion.  The short-form tax opinion and the tax disclosures in the prospectus both must state clearly that the disclosures in the tax consequences sections of the prospectus are the opinion of counsel.  Refer to Section III.B.2 of Staff Legal Bulletin No. 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Theresa Messinese at (202) 551-3307 or Lyn Shenk, Accounting Branch Chief, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc:    <u>Via E-mail</u>
       Catherine S. Gallagher
       Vinson & Elkins L.L.P.